

Patrick O'Hara · 2nd

Entrepreneur, co-founder of Roomongo

Boulder, Colorado, United States · 500+ connections · Contact info

 Roomongo, Inc.

 Virginia Tech - Pamplin College of Business

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Experience


CEO/Co-Founder
Roomongo, Inc.
May 2017 – Present · 3 yrs 9 mos
Boulder, Colorado


CEO, Owner
@TravelDeals, LLC
Sep 2012 – Present · 8 yrs 5 mos
Fort Lauderdale, FL


VP of Business Development & Marketing
Travelscream
Oct 2007 – Sep 2012 · 5 yrs


Co-Owner
The List Group, Inc.
1997 – 2004 · 7 yrs

Direct marketing firm specializing in postal and email list brokerage within the technology sector. We also offered database hygiene, modeling and analysis.


Senior Accountant
Response Media
1991 – 1994 · 3 yrs

Education


Virginia Tech - Pamplin College of Business
1984 – 1989

Skills & endorsements

SEM · 17

☆☆ Dana Williams ☆☆ and 16 connections have given endorsements for this skill

Online Advertising · 13

 Endorsed by **Tigran Mekikian**, who is highly skilled at this

E-commerce · 12

 Endorsed by 3 of Patrick's colleagues at Travelscream

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Recommendations

Received (1)   Given (6)


Anisette France
Revenue and Marketing Administrator
November 16, 2009, Anisette was a client of Patrick's

Patrick has been one of my favorite vendor reps. We effectively collaborated on new ways to use TravelScream products to fit my company's needs. Available, helpful, and knowledgeable, Patrick was a delight to work with. It would be difficult to fake or teach his level of genuine customer service orientation; he just has it.

Interests


Bimini Big Game Club Resort & Marina
110 members


Response Media
3,355 followers


Virginia Tech - Pamplin College of Busin...
34,316 followers


Caribbean Tourism Organization
13,065 followers


Sales Marketing and Revenue Technolog...
21,874 members


Blog monetization
13 members

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